Exhibit 99.1

Ballard's Protonex Subsidiary Demonstrates UAV Propulsion System with Boeing Insitu

VANCOUVER and SOUTHBOROUGH, MA, April 25, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that the company's subsidiary, Protonex, has delivered prototype PEM (proton exchange membrane) fuel cell propulsion modules to Insitu, a wholly owned subsidiary of The Boeing Company, for use in its ScanEagle unmanned aerial vehicle (UAV). The ScanEagle platform has logged over 800,000 flight hours in military and civilian applications, making it one of the most successful UAV platforms to date.

Paul Osenar, President of Protonex said, "Fuel cell-powered systems offer compelling value for unmanned aerial vehicles due to improved reliability over small internal combustion engines, as well as very low heat and noise signatures. We believe that fuel cell systems have an extraordinary opportunity to play a key role in the propulsion of many unmanned systems. Our work with Insitu on the ScanEagle is an excellent example of the potential for fuel cells."

Insitu's ScanEagle is a versatile platform with multiple payload capabilities, including providing high-definition imaging at a fraction of the cost of larger UAV systems. The ScanEagle is operated in conjunction with Insitu's Mark4 Launcher – a low-maintenance, runway-independent platform – along with its SkyHook® recovery system.

ScanEagle is 1.55 meters (5.1 feet) in length, has a wingspan of 3.11 meters (10.2 feet) and maximum takeoff weight of 22 kilograms (48.5 lbs). The ScanEagle can fly at a maximum speed of 41.2 meters per second (80 knots), reach a ceiling of 5,944 meters (19,500 feet) and has an endurance capability of more than 24-hours. Additional details and images are available at http://www.insitu.com/information-delivery/unmanned-systems/scaneagle.

Use of the Protonex fuel cell propulsion modules are expected to provide a number of advantages over traditional internal combustion engine propulsion systems, including: significant improvement in the expected MTBF (mean time between failures) of up to 5x; silent operation; 100% throttle flexibility, including mid-air start-stop capability; and use of existing JP8 fuel in ground refueling systems.

Work related to the integration of the Protonex fuel cell propulsion module into the ScanEagle system is ongoing, with flight demonstrations planned for the second half of 2016.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 25-APR-16